Capital Product Partners L.P.  Announces Filing Of Form 20-F With The SEC

ATHENS, GREECE -- (Marketwired) – 02/26/15 -- Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international, diversified shipping company, announced today the filing of its annual report on Form 20-F for the year ended December 31, 2014, which includes the Partnership’s audited financial statements, with the U.S. Securities and Exchange Commission (SEC) on February 26, 2015. An electronic copy of the filing is now accessible on the Partnership’s website at www.capitalpplp.com.

Additionally, unitholders can request a hard copy of the Partnership’s annual report free of charge upon request through the Partnership’s website www.capitalpplp.com or by writing to:

Capital Product Partners L.P.
3, Iassonos Str. 18537 Piraeus
Greece
Or by sending an e-mail to info@capitalpplp.com

About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Petrobras, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Repsol Trading S.A. (‘Repsol’), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website:
www.capitalpplp.com.

CPLP-G

Contact Details:
Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
Email: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital GP L.L.C.
Jerry Kalogiratos, Chief Operating Officer
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com